Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2020 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on August 19, 2020

Guangzhou, China, August 19, 2020 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter 2020 Highlights

•	Total net revenue for the second quarter of 2020 increased by 6.0% year over year to RMB24.1 billion (US$3.4 billion) from RMB22.7 billion in the prior year period.

•	GMV[1] for the second quarter of 2020 increased by 9% year over year to RMB38.4 billion from RMB35.1 billion in the prior year period.

•	Gross profit for the second quarter of 2020 was RMB4.9 billion (US$699.2 million), as compared with RMB5.1 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the second quarter of 2020 increased by 88.9% year over year to RMB1.5 billion (US$217.5 million) from RMB813.5 million in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the second quarter of 2020 increased by 24.3% year over year to RMB1.3 billion (US$186.9 million) from RMB1.1 billion in the prior year period.

•	The number of active customers[3] for the second quarter of 2020 increased by 17% year over year to 38.8 million from 33.1 million in the prior year period.

•	Total orders[4] for the second quarter of 2020 increased by 15% year over year to 170.5 million from 147.8 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnership that is accounted for as an equity method investee.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We are delighted to have delivered solid financial and operational results in the second quarter of 2020, driven by our strong merchandising capability. In particular, our number of active customers during the quarter increased by 17% year over year to 38.8 million from 33.1 million in the same period last year. We have seen strong recovery in demand for apparel since early May and ran a successful promotional campaign in June after daily life in China has returned to normal. Looking ahead, we will continue to focus on enhancing our product offerings, working more effectively with our suppliers to provide our customers with top-notch apparel assortments. We believe that we are well positioned to continue to gain market share in China’s discount retail segment.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “We finished the second quarter of 2020 with healthy topline growth and improved year-over-year net margin attributable to Vipshop’s shareholders. During the quarter, repeat customers as a percentage of total active customers increased to 90% from 87% in the prior year period, representing a meaningful enhancement in our customer stickiness. These successes were made possible by our team’s solid execution in optimizing our product assortment to meet our customers’ needs. Looking ahead, we will continue to execute on our merchandising strategy, aiming to deliver strong topline growth balanced with solid profitability.”

Second Quarter 2020 Financial Results

REVENUE

Total net revenue for the second quarter of 2020 increased by 6.0% year over year to RMB24.1 billion (US$3.4 billion) from RMB22.7 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the second quarter of 2020 was RMB4.9 billion (US$699.2 million), as compared with 5.1 billion in the prior year period. Gross margin for the second quarter of 2020 was 20.5%, as compared with 22.4% in the prior year period, primarily attributable to the Company’s strategy to reinvest into discounts and coupons during this year’s June promotional event.

OPERATING EXPENSES

Total operating expenses for the second quarter of 2020 decreased to RMB3.8 billion (US$540.0 million) from RMB4.2 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the second quarter of 2020 decreased to 15.8% from 18.5% in the prior year period.

•

Fulfillment expenses for the second quarter of 2020 decreased to RMB1.7 billion (US$237.3 million) from RMB2.2 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the second quarter of 2020 decreased to 7.0% from 9.7% in the prior year period, primarily attributable to the change in fulfillment logistic arrangement.

•

Marketing expenses for the second quarter of 2020 were RMB1.0 billion (US$145.6 million), as compared with RMB877.6 million in the prior year period. As a percentage of total net revenue, marketing expenses for the second quarter of 2020 were 4.3%, as compared with 3.9% in the prior year period.

•

Technology and content expenses for the second quarter of 2020 decreased to RMB305.4 million (US$43.2 million) from RMB422.3 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the second quarter of 2020 decreased to 1.3% from 1.9% in the prior year period.

•

General and administrative expenses for the second quarter of 2020 were RMB804.6 million (US$113.9 million), as compared with RMB706.3 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the second quarter of 2020 were 3.3%, as compared with 3.1% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the second quarter of 2020 increased by 28.4% year over year to RMB1.2 billion (US$175.5 million) from RMB965.4 million in the prior year period. Operating margin for the second quarter of 2020 increased to 5.1% from 4.2% in the prior year period.

Non-GAAP income from operations5 for the second quarter of 2020, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 27.1% year over year to RMB1.5 billion (US$211.4 million) from RMB1.2 billion in the prior year period. Non-GAAP operating income margin6 for the second quarter of 2020 increased to 6.2% from 5.2% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the second quarter of 2020 increased by 88.9% year over year to RMB1.5 billion (US$217.5 million) from RMB813.5 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the second quarter of 2020 increased to 6.4% from 3.6% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the second quarter of 2020 increased to RMB2.24 (US$0.32) from RMB1.21 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the second quarter of 2020, which excluded (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnership that is accounted for as an equity method investee, increased by 24.3% year over year to RMB1.3 billion (US$186.9 million) from RMB1.1 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the second quarter of 2020 increased to 5.5% from 4.7% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the second quarter of 2020 increased to RMB1.92 (US$0.27) from RMB1.58 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders~~,~~ divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended June 30, 2020, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 686,613,335.

BALANCE SHEET AND CASH FLOW

As of June 30, 2020, the Company had cash and cash equivalents and restricted cash of RMB8.1 billion (US$1.1 billion) and short term investments of RMB5.9 billion (US$840.7 million).

For the quarter ended June 30, 2020, net cash from operating activities was RMB5.1 billion (US$720.3 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Jun 30, 2019 RMB’000	Jun 30, 2020 RMB’000	Jun 30, 2020 US$’000
Net cash from operating activities	3,438,809	5,088,869	720,283
Add: Net impact from Internet financing activities[11]	(1,254,977)	(311,652)	(44,111)
Less: Capital expenditures	(936,124)	(452,630)	(64,066)

Free cash inflow	1,247,708	4,324,587	612,106

For the trailing twelve months ended

	Jun 30, 2019 RMB’000	Jun 30, 2020 RMB’000	Jun 30, 2020 US$’000
Net cash from operating activities	10,207,552	11,549,627	1,634,744
Add: Net impact from Internet financing activities[11]	(1,829,324)	(4,027,419)	(570,044)
Less: Capital expenditures	(3,954,839)	(3,375,199)	(477,728)

Free cash inflow	4,423,389	4,147,009	586,972

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Recent Development

Mr. Donghao Yang will step down from the Company’s Chief Financial Officer position for personal reasons in November 2020, and the Company’s Board of Directors has appointed Mr. Yang as a new Non-Executive Director, effective simultaneously with the change of his position. Mr. Yang has served as the Company’s Chief Financial Officer since 2011 and made significant contributions to the Company’s growth and transformation from a privately held company into a publicly listed company with effective internal control and compliance systems in the past nine years. The Company has already commenced a search process for a new Chief Financial Officer.

Business Outlook

For the third quarter of 2020, the Company expects its total net revenue to be between RMB20.6 billion and RMB21.6 billion, representing a year-over-year growth rate of approximately 5% to 10%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the effective noon buying rate on June 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on June 30, 2020, or at any other rate.

Conference Call Information

The Company will hold a conference call on Wednesday, August 19, 2020 at 7:30 am Eastern Time or 7:30 pm Beijing Time to discuss its financial results and operating performance for the second quarter of 2020.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been complete, participants will receive dial-in numbers, a passcode, and a unique registrant ID. To join the conference, simply dial the number in the calendar invite you receive after pre-registration, enter the passcode followed by your PIN, and you will join the conference instantly.

Conference ID	#2094639
Registration Link	http://apac.directeventreg.com/registration/event/2094639

The replay will be accessible through August 27, 2020 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#2094639

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnership that is accounted for as an equity method investee. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) amortization of intangible assets resulting from business acquisitions, (c) investment gain and revaluation of investments excluding dividends, and (d) share of loss in investment of limited partnership that is accounted for as an equity method investee adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) amortization of intangible assets resulting from business acquisitions, (3) investment gain and revaluation of investments excluding dividends, and (4) share of loss in investment of limited partnership that is accounted for as an equity method investee. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	RMB’000	USD’000
Product revenues	21,721,951	17,964,195	23,213,007	3,285,588
Other revenues (1)	1,021,767	828,660	897,660	127,055

Total net revenues	22,743,718	18,792,855	24,110,667	3,412,643

Cost of revenues	(17,654,577)	(15,175,739)	(19,170,864)	(2,713,460)

Gross profit	5,089,141	3,617,116	4,939,803	699,183

Operating expenses:
Fulfillment expenses (2)	(2,198,543)	(1,393,690)	(1,676,229)	(237,255)
Marketing expenses	(877,573)	(412,305)	(1,028,903)	(145,632)
Technology and content expenses	(422,314)	(338,398)	(305,381)	(43,224)
General and administrative expenses	(706,252)	(839,220)	(804,619)	(113,886)

Total operating expenses	(4,204,682)	(2,983,613)	(3,815,132)	(539,997)

Other operating income	80,904	148,688	115,336	16,325

Income from operations	965,363	782,191	1,240,007	175,511
Investment gain and revaluation of investments	15,012	42,553	551,443	78,052
Impairment loss of investments	0	(5,046)	0	0
Interest expense	(12,194)	(35,395)	(21,070)	(2,982)
Interest income	41,732	81,190	100,286	14,195
Foreign exchange gain (loss)	30,920	48,754	(14,272)	(2,020)

Income before income tax expense and share of (loss) gain of equity method investees	1,040,833	914,247	1,856,394	262,756
Income tax expenses	(213,392)	(172,716)	(324,883)	(45,984)
Share of (loss) gain of equity method investees	(9,572)	(60,639)	7,588	1,074

Net income	817,869	680,892	1,539,099	217,846
Net (gain) loss attributable to non-controlling interests	(4,351)	3,933	(2,179)	(308)

Net income attributable to Vipshop’s shareholders	813,518	684,825	1,536,920	217,538

Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,403,777	134,326,928	134,956,142	134,956,142
—Diluted	134,648,293	136,909,242	137,322,667	137,322,667

Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	6.10	5.10	11.39	1.61
Net income attributable to Vipshop’s shareholders—Diluted	6.04	5.00	11.19	1.58

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.22	1.02	2.28	0.32
Net income attributable to Vipshop’s shareholders—Diluted	1.21	1.00	2.24	0.32

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, and inventory and warehouse management services to certain suppliers.

(2)

Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.21 billion, RMB 0.8 billion, and RMB 1.1 billion in the three month periods ended June 30,2019 March 31,2020 and June 30,2020, respectively.

(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	June 30, 2019	March 31, 2020	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	RMB’000	USD’000
Share-based compensation expenses included are as follows
Fulfillment expenses	37,497	27,215	25,905	3,667
Marketing expenses	10,970	3,939	4,661	660
Technology and content expenses	58,010	44,402	45,201	6,398
General and administrative expenses	103,048	171,455	172,136	24,364

Total	209,525	247,011	247,903	35,089

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2019	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,573,808	7,395,029	1,046,698
Restricted cash	1,145,477	704,630	99,734
Short term investments	3,052,726	5,939,873	840,734
Accounts receivable, net	1,295,766	537,530	76,082
Amounts due from related parties	47,964	359,327	50,859
Other receivables and prepayments,net	2,897,893	2,480,658	351,114
Loan receivables,net	306,115	90,401	12,795
Inventories	7,708,292	5,764,895	815,968

Total current assets	23,028,041	23,272,343	3,293,984

NON-CURRENT ASSETS
Property and equipment, net	11,256,810	12,391,200	1,753,860
Deposits for property and equipment	101,800	62,283	8,816
Land use rights, net	5,541,108	5,874,963	831,547
Intangible assets, net	337,310	360,309	50,998
Investment in equity method investees	3,112,952	2,119,858	300,046
Other investments	2,002,756	2,502,921	354,265
Other long-term assets	608,073	488,708	69,172
Amounts due from related party-non current	102,000	59,446	8,414
Goodwill	236,711	369,902	52,356
Deferred tax assets, net	539,561	612,344	86,672
Operating lease right-of-use assets	1,715,556	1,988,535	281,459

Total non-current assets	25,554,637	26,830,469	3,797,605

TOTAL ASSETS	48,582,678	50,102,812	7,091,589

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,093,645	1,850,828	261,968
Accounts payable	13,792,200	11,901,904	1,684,605
Advance from customers	1,233,165	1,053,406	149,100
Accrued expenses and other current liabilities	6,534,575	5,872,404	831,185
Amounts due to related parties	532,788	337,595	47,784
Deferred income	405,994	324,510	45,931
Operating lease liabilities	333,268	291,701	41,288

Total current liabilities	23,925,635	21,632,348	3,061,861

NON-CURRENT LIABILITIES
Long term loans	64,515	197,858	28,005
Deferred tax liability	165,098	388,251	54,953
Deferred income-non current	782,068	926,827	131,184
Operating lease liabilities	1,395,665	1,737,726	245,959
Other long term liabilities	0	40,085	5,674

Total non-current liabilities	2,407,346	3,290,747	465,775

TOTAL LIABILITIES	26,332,981	24,923,095	3,527,636

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 118,686,997 shares issued and outstanding as of December 31, 2019 and June 30,2020, respectively)	76	77	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and June 30,2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,443,055	1,478,119
Retained earnings	11,924,228	14,055,203	1,989,385
Accumulated other comprehensive loss	(56,656)	(34,342)	(4,867)
Non-controlling interests	422,541	715,713	101,303

Total shareholders’ equity	22,249,697	25,179,717	3,563,953

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,582,678	50,102,812	7,091,589

		0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30, 2019	June 30, 2020	June 30, 2020
	RMB’000	RMB’000	USD’000
Income from operations	965,363	1,240,007	175,511
Share-based compensation expenses	209,525	247,903	35,089
Amortization of intangible assets resulting from business acquisitions	511	5,896	835

Non-GAAP income from operations	1,175,399	1,493,806	211,435

Net income	817,869	1,539,099	217,846
Share-based compensation expenses	209,525	247,903	35,089
Investment gain and revaluation of investments excluding dividends	(2,198)	(551,443)	(78,052)
Share of loss in investment of limited partnership that is accounted for as an equity method investee	24,218	27,739	3,926
Tax effect of investment gain and revaluation of investments excluding dividends	17,150	55,044	7,791
Amortization of intangible assets resulting from business acquisitions	511	5,896	835
Tax effect of amortization of intangible assets resulting from business acquisitions	(128)	(1,474)	(209)

Non-GAAP net income	1,066,947	1,322,764	187,226

Net income attributable to Vipshop’s shareholders	813,518	1,536,920	217,538
Share-based compensation expenses	209,525	247,903	35,089
Investment gain and revaluation of investments excluding dividends	(2,198)	(551,443)	(78,052)
Share of loss in investment of limited partnership that is accounted for as an equity method investee	24,218	27,739	3,926
Tax effect of investment gain and revaluation of investments excluding dividends	17,150	55,044	7,791
Amortization of intangible assets resulting from business acquisitions	501	5,896	835
Tax effect of amortization of intangible assets resulting from business acquisitions	(125)	(1,474)	(209)

Non-GAAP net income attributable to Vipshop’s shareholders	1,062,589	1,320,585	186,918

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,403,777	134,956,142	134,956,142
—Diluted	134,648,293	137,322,667	137,322,667

Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	7.97	9.79	1.39
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	7.89	9.62	1.36

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.59	1.96	0.28
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.58	1.92	0.27